EXHIBIT 4.3.4

                   [Hughes Electronics Corporation Letterhead]


October 22, 1998

PanAmSat Corporation
One Pickwick Plaza
Greenwich, Connecticut 06880
Attn:  Kenneth N. Heintz
       Executive Vice President and
       Chief Financial Officer

Dear Mr. Heintz:

         Reference is hereby made to that certain Loan Agreement, dated as of May 15, 1997 between PanAmSat Corporation ("PanAmSat") and Hughes Electronics Corporation ("Hughes") (as from time to time amended, the "Hughes Loan Agreement") pursuant to which Hughes has extended a credit facility in the amount of $1,725,000,000 to PanAmSat evidenced by the promissory note dated May 15, 1997 (as from time to time amended, the "Hughes Note").

         Reference is also made to that certain Credit Agreement dated as of February 20, 1998, with certain financial institutions, each of the Co-Documentation Agents party thereto, and the Administrative Agent (as from time to time amended, the "Senior Credit Agreement"), providing among other things for the making of advances by the Lenders to PanAmSat in an aggregate principal amount at any one time outstanding up to $500,000,000.

         On January 16, 1998, PanAmSat completed a private placement pursuant to Rule 144A of the Securities Act of 1933, as amended, for $750 million aggregate principal amount of new debt securities (the "Notes"). The purpose of this letter is to formalize Hughes' agreement to subordinate its rights under the Hughes Note to the rights of the holders of the Notes (including any replacements or exchanges thereof).

         In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

         Hughes hereby confirms and agrees that the obligations represented by the Hughes Note are and shall be subordinated and subject in right of payment to the prior payment in full of the Notes.

         Notwithstanding the foregoing, PanAmSat may make regularly scheduled payments of interest on the Hughes Note and PanAmSat may make payments of principal on the Hughes Note on or after January 1, 2001, in an aggregate amount not exceeding in any fiscal year of PanAmSat an amount equal to 50% of Excess Cash Flow (as defined in the Senior Credit Agreement) for the preceding fiscal year of PanAmSat, as set forth in the annual financial statements of PanAmSat. In addition, so long as no Event of Default under the indenture has occurred, PanAmSat may at any time make payments of principal of the Hughes Note (a) out of the proceeds of any issuance by PanAmSat of shares of capital stock, (b) out of the proceeds of any issuance by PanAmSat of subordinated debt that is subordinated on terms substantially the same as the Hughes Note, (c) in exchange for equity of PanAmSat, or (d) in connection with any refinancing of the Hughes Note. Hughes agrees that if there shall occur an Event of Default (as such term is defined in the indenture for the Notes), no payment shall be made on or in respect of the Hughes Note until such time as the trustee for the holders of the Notes notifies PanAmSat that such Event of Default has been remedied, after which PanAmSat may resume making required payments under the Hughes Note.

         If you are in agreement with the foregoing, kindly sign this letter on the line provided below and return a copy to our attention.


                                            HUGHES ELECTRONICS CORPORATION

                                            By:  Edward B. Clarkson
                                            Name:  Edward B. Clarkson
                                            Title:  Assistant Treasurer


Agreed and acknowledged as of January 16, 1998:

PANAMSAT CORPORATION

By:  Kenneth N. Heintz
Name:  Kenneth N. Heintz
Title:  Executive Vice President and Chief Financial Officer